Exhibit 10.3

[Air Resource
Specialists, Inc. logo]

1901 Sharp Point Drive
Suite E
Fort Collins, Colorado 80525
November 30, 2006	970-484-7941
FAX: 970-484-3423

Mr. Steve Roe
Akron Riverview Corn Processors, LLC
4808 F Avenue
Marcus, Iowa 51035

RE:                           Proposal for Environmental Permitting Support
Akron, IA Ethanol Plant

Dear Steve:

Air Resource Specialists, Inc. (ARS) is pleased to provide the enclosed proposal and cost estimate for consideration by Akron Riverview Corn Processors, LLC (Arkon).  ARS understands that Akron is interested in constructing a grain-to-ethanol plant (approximately 110 MM gal/yr capacity) at a site in Akron, IA.  ARS is providing this proposal for consulting services to obtain the necessary State of Iowa air quality permit prior to the commencement of construction activities.

ARS is well qualified to assist Akron on this project.  ARS staff are very knowledgeable about ethanol production processes, the resultant effluent streams, and the environmental control regulations that affect ethanol plants.  ARS has already developed a number of technical tools, such as spreadsheets for calculating ethanol plant air emissions, many of which will be directly transferable to this project.  ARS staff have also developed a good working relationship with Iowa permitting staff.

In Iowa, environmental programs fall under the jurisdiction of the Iowa Department of Natural Resources (IDNR).  The air quality permit needs to be issued prior to starting project construction and is usually one of the critical components for facility development.  The other crucial environmental permit is the storm water permit for construction activities.  This ARS proposal addresses the air quality permit, while ARS has already provided Akron with a proposal addressing storm water and wastewater permits.  Most other environmental permits and approvals are required only before commencement of operations, and as such are not as critical to the project development schedule.  ARS can also provide support on any other environmental permits and approvals that may be required by IDNR or other agencies at the appropriate time.  ARS recommends initiating environmental permitting activities early in the project in order to minimize any potential adverse impacts on the project development schedule.

Based on the present plant capacity and design, it is expected that the plant emissions could exceed the 100 tons per year (tpy) major source threshold for one or more regulated pollutants.  At these emission rates, the ethanol plant will require approval under IDNR’s Prevention of Significant Deterioration (PSD) regulations.

The proposed scope-of-work and budget is provided below.

Scope-of-Work

Air Permit Application Activities

The requirements for an air permit are outlined in the Iowa air pollution control program regulations.  The basic air quality regulations in Iowa are similar to other states.  Where Iowa has unique state air program requirements, this has been noted in the scope-of-work.

New or modified sources of air pollution emissions, including ethanol plants, are required to obtain various permits prior to initiating construction.  Ethanol facilities typically emit the following air pollutants regulated by both Federal and State agencies:

•                                            Particulate Matter (PM/PM-10) from grain receiving, handling, and drying equipment, plus fugitive dust from traffic on roads and cooling towers

•                                            Volatile Organic Compound (VOCs) and Hazardous Air Pollutants (HAPs) from fermentation tanks, distillation columns, product tankage, product loadout  facilities, fugitive losses from piping (leaks), and grain dryers

•                                            Nitrogen Oxides (NOx), Carbon Monoxide (CO), and Sulfur Dioxide (SO2) from combustion equipment (boilers, dryers, and thermal oxidizers)

AQ Task 1 – Project Data Review

The air quality permit application requires facility design information as well as technical analyses of the expected air quality emissions and impacts.  ARS will work closely with Akron and the selected design engineering firm to assemble all of the required information for the permit application.  ARS staff will be focused on the technical and regulatory aspects of the application, allowing the project engineering staff to focus on the physical and design information required.  ARS will take the lead role in assembling the application into a format acceptable to the IDNR.

ARS will provide a list of project information requirements to the design engineering firm at the start of the project.  Generally, ARS requires a description of the ethanol production process and associated equipment.  Although we are experienced with ethanol production, the specifics of the plant design and equipment vary based on the engineering firm.  As IDNR issues separate permits for each individual emission source, the specific details of the plant design are an important element of the overall permit application.

AQ Task 2 – IDNR Consultation

Close coordination with the permitting authority is a key element of successful permitting.  ARS will consult with IDNR permitting staff to review the proposed project and develop a consensus regarding the required elements of the air permit application.  Also, for a PSD application, IDNR generally requires a pre-application meeting with each applicant.  This meeting is expected to occur at IDNR’s main office in Des Moines.

The project budget assumes one day for travel to Des Moines, and a second day for meeting with IDNR staff and returning home.  ARS will prepare a summary of the IDNR meeting and list any action items developed at the meeting.

AQ Task 3 – Emission Calculations

The air permit application requires information concerning the magnitude of air pollution emissions for all regulated pollutants.  As mentioned above, ethanol plant emissions include PM and PM-10 from grain receiving, handling, and drying, VOCs and HAPs from a variety of processes including fermentation, distillation, and grain drying, and NOx, CO and SO2 emissions from fuel combustion in boilers, dryers, and thermal oxidizers.  Other small emission points may also exist depending on the specific design and operation of an individual plant.

Potential emissions of all regulated air pollutants must be estimated for inclusion in the permit application.  Potential emissions are defined in the emissions associated with the maximum production capacity of the process.  For example, potential boiler emissions are those that result from maximum load fuel consumption.  A source can voluntarily restrict equipment operation to reduce the potential emissions, but such restrictions must be made enforceable through the permit.

For other ethanol industry projects, ARS has developed computer spreadsheets to calculate emissions for all major production processes.  These tools are transferable to Akron’s application.  Mostly, the emissions estimates utilize published information form the Environmental Protection Agency (EPA) and/or emissions testing data at similar ethanol facilities.  For example, ARS possesses emissions testing data for several new ethanol plants based on EPA’s newest testing methods.  ARS will work with Akron and the selected design engineering firm to assemble the required emissions data.  These calculations will require basic information about the facility such as ethanol production capacity (gal/yr production) and fuel consumption (MMBtu/hr).

AQ Task 4 – Review Applicable Emission Standards

ARS will provide an assessment of the applicable air quality emission limitations and standards from both Federal and State regulations.  These standards include federal New Source Performance Standards (NSPS) listed in 40 CFR Part 60 and general state emission standards for certain equipment and processes.  This assessment serves three purposes:  1) ensure that the plant design incorporates the necessary air pollution emissions control to meet any applicable emission standards, 2) ensure that IDNR properly interprets the applicability of various regulations when writing the permit, and 3) provide for identification of the expected air monitoring and testing requirements during facility operation.

Federal NSPS standards potentially cover a number of individual processes and equipment at an ethanol plant, including tankage (Subpart Kb), piping equipment such as pumps and valves (Subpart VV), and boilers/thermal oxidizers (Subpart Dd or Dc).  The applicability of any particular NSPS depends in part on the size of the equipment (larger equipment is generally covered by the NSPS, while smaller equipment may be exempt).  Some NSPS have exemptions for batch chemical processing and/or production of beverage alcohol, which may be applicable depending on the specifics of the plant design.  Understanding the applicable emission standards up-front can aid in the facility design with the objective of either compliance or qualifying for an exemption or less stringent emission standard.

AQ Task 5 – Dispersion Modeling

Dispersion modeling is a tool used to predict the potential air quality impact of a proposed source on the local environment.  Modeling is normally required as part of the air quality permit application whenever the emissions exceed a specified threshold.  The model results are compared to applicable air quality increments and standards for the pollutant of interest.

The requirements for air quality modeling are spelled out in EPA’s Guideline on Air Quality Models (40 CFR 51 Appendix W) and accompanying state agency guidelines.  ARS’ computer system contains the latest EPA dispersion models and other tools consistent with EPA and state regulatory requirements.  Historically, the model for most air construction permit applications has been the Industrial Source Complex (ISCST3) model, but EPA has approved a new model (AERMOD) for general use in permit applications.  As it is likely the permit application will be submitted after December 2006, AERMOD will be required under EPA modeling guidelines.

Dispersion model inputs include the following:

•                               Source emissions:  Emissions input to the model must match the requested permit levels for each source.  ARS will develop these data with assistance from the engineering design team as part of the emissions calculations described previously.

•                               Stack parameters:  Physical data is needed describing stack height, inside diameter, exit velocity or flow rate (acfm), and stack exhaust temperature of each emission point.  It is assumed that the design engineering firm will provide these data or these data may also be obtained from stack testing information on similar equipment.

•                               Plot Plan:  A facility diagram is required showing the location of each emissions point, nearby buildings and structures, property boundary and perimeter fenceline, and nearby public roads and waterways.  This diagram should be to scale and show the UTM coordinate system (or be transferable to UTM coordinates).  It is assumed that the design engineering firm will provide this diagram.

•                               Topography:  A topographic map showing the site is required, which can be met by including a USGS 7.5-minute quadrangle map showing the plant site.  Topographical data for input to AERMOD (if required) can be derived from USGS digital data.  Our budget includes the cost for acquiring digital terrain data in order to provide an upper bound on the cost estimate.  The actual need for terrain data will be based on discussions with IDNR modeling staff.

•                               Meteorology:  AERMOD uses wind speed, wind direction, surface temperature, stability category, and mixing depth as meteorological inputs.  These data are usually taken from a continuous record of meteorological measurements at a nearby site, such as a National Weather Service station.  The appropriate meteorological data for the modeling will be reviewed with IDNR staff during the pre-application meeting.

Modeling results are compared to applicable air quality standards and increments.  As needed, the modeling will assess other nearby emission sources and include a representative background concentration.  Background accounts for the influence of non-modeled sources and transport of pollutants from outside the modeling area.  Generally, the modeling needs to consider other emission sources out to a distance of 50 km or more from the plant site.  ARS assumes that IDNR will provide the appropriate background concentrations for the project site along with data for any other nearby sources that need to be included in the modeling.

AQ Task 6 – Best Available Control Technology (BACT) Analysis

For a PSD permit, new or modified sources of air emissions releasing pollutants in more than the “significant” quantities (defined in the PSD regulations) are required to install best available control technology (BACT) to reduce emissions.  BACT is defined on a case-by-case basis taking into consideration environmental, energy, and economic considerations.  Under EPA and IDNR guidelines, the “top” technology is presumed to be BACT unless it has adverse environmental, energy, or economic factors.  When the “top” technology does not qualify as BACT, the analysis proceeds to the second-best technology and the review is repeated as necessary until the BACT technology is selected.

At dry-mill ethanol plants, the pollution abatement technologies are fairly standard (i.e. thermal oxidizers for DDGS dryer emissions control).  ARS’ BACT review is based on justifying the standard ethanol plant emissions control as the “top” emissions control technology.  This approach simplifies the BACT discussion by eliminating detailed consideration of most alternative emission control technologies and has generally been successful on other ethanol plant permits where BACT was required.

AQ Task 7 – Air Quality Related Values Analysis

Another component of the PSD regulations is an assessment of the project impacts on air quality related values (AQRVs).  Examples of AQRV analyses include assessing impacts on visibility and threatened and endangered (T&E) species.

Our budget for this task generally includes a qualitative discussion of the relevant issues and how the ethanol plant may impact the pertinent AQRVs.  For other Iowa projects, the visibility assessment reviewed the impacts at the nearest commercial airport.  If a detailed analysis for any AQRV is needed to fulfill IDNR requirements, additional work may be necessary.  The scope of the AQRV analyses will be discussed with IDNR at the pre-application meeting.

AQ Task 8 – IDNR Forms and Supporting Technical Documentation

All application information must be included on a set of standardized forms.  ARS will also prepare a technical report to accompany the application.  The technical report will include details of the emission calculations, regulatory analysis, dispersion modeling, BACT analysis, and disaster review described above.  The application package for the facility will be provided to Akron and the design engineering firm for review and approval prior to submittal to IDNR.

AQ Task 9 – Agency Questions and Follow-Up

Sometimes, questions from the permitting authority occur during the application review.  ARS will provide continuing support during IDNR’s application review to ensure that the air permit is issued in a timely fashion.  Although a small budget is included to cover questions, the scope and nature of these questions along with the associated costs to respond cannot always be predicted in advance.  If certain questions necessitate additional technical studies, or if a second meeting with IDNR is required, the resulting work may require a change order to ARS’ contract.  ARS will notify Akron if these circumstances arise and provide a revised work scope and costs.

IDNR will initially issue the permit in draft form for review by the applicant and the public.  ARS will also assist during the negotiation of final permit terms and provide comments on the draft permit as needed.

After the final permit is issued, ARS will provide a permit compliance summary.  This will summarize permit requirements in “checklist” form to help identify and understand any obligations for air quality monitoring, testing, and reporting during plant operation.  This summary will be provided to the plant shortly before start-up.  Also, ARS is prepared to provide additional assistance during plant operations to help ensure compliance with the terms and conditions of the air quality permit.

General Tasks

Project Management & Administration

This task covers ARS’ project management and administrative expenses such as contract booking, invoicing, etc.  ARS will provide a brief technical and financial progress report with each monthly invoice describing the work accomplished during the invoicing period and outlining the objectives for the next period.

Other Environmental Regulations

In addition to air permitting requirements described above, other environmental permits and approvals may be required for the proposed ethanol plant.  Eventually, Akron will require additional environmental studies, such as coverage under a General Permit for storm water discharges associated with industrial activities, a National Pollutant Discharge Elimination System (NPDES) permit for non-contact cooling water discharges, Spill Prevention Control and Countermeasure (SPCC) Plan, Facility Response Plan (FRP), Risk Management Plan (RMP), and other site-specific permitting and compliance activities.  However, as most of these requirements are site and effluent discharge specific, accurate costs for these services are difficult to estimate at present.  In addition, these permits are not required to initiate plant construction and additional time is available to secure these permit approvals.  ARS can provide a proposal and cost quote for any of these additional environmental services once the facility design, and effluent discharges are known.  Normally these activities are completed during the 12-month construction phase of the project.

Budget and Schedule

ARS estimates the project budget for the ethanol plant air quality permit at $29,894.  This cost is proposed on a Time & Materials basis following the ARS’ June 1, 2005 rate schedule (attached).  An itemized breakdown of the budget is included with this proposal (See Table 1).

ARS’ experience is that a Time & Materials agreement allows for the unexpected circumstances that sometimes arise during permitting.  Unexpected project costs may occur if there is significant public comment and/or lengthy agency negotiations regarding the specific permit terms.  Because of these uncertainties, permitting costs are best handled through a Time & Materials agreement.  However, Akron still maintains control over the budget because ARS agrees not to exceed the authorized budget without prior client approval.  Also, ARS’ practice is to allow for some cost contingencies in the Time & Materials budgets.  As such, change orders are unnecessary for minor deviations and occur only when project circumstances change significantly.  If you talk with other ARS clients, I think you will find that they are satisfied with our Time & Material cost performance and that we often complete the project work under budget.  Any unspent funds are not billed and can be used for future permitting activities.

Project costs assume that the proposed ethanol plant will need a PSD permit for air quality permitting.  Also, any IDNR permitting fees have not been included in the budget and will be the responsibility of Akron.  ARS will have the air quality permit application ready within approximately 4 weeks following receipt of the authorization to proceed plus all necessary technical information from Akron and the design engineering firm.

Closing

ARS appreciates the opportunity to provide this proposal and cost quotation to Akron Riverview Corn Processors, LLC for assistance with environmental permitting for a planned ethanol production facility near Akron, IA.  ARS is extremely well qualified to assist in securing the required environmental permits and approvals for the proposed facility.  ARS’ technical strength is our extensive ethanol industry experience, past working relationships with some of the design engineering firms under consideration for this project, a broad understanding of the environmental control requirements and regulations impacting the ethanol industry, and professional working relationships with permitting staff at IDNR.  I am confident that ARS will provide the necessary technical and regulatory skills to help make your new ethanol plant a success.

Akron can signify its acceptance of this proposal by signing and returning the attached work authorization form, or by providing a purchase order or other authorization method of your choosing.  I would urge you to sign and return the Work Authorization Form at your earliest convenience so ARS can start the project work.

If there are any questions regarding our proposal, you may contact me at 970-484-7941 or by email at jwu@air-resource.com.  Thank you for considering ARS for this work.

Sincerely,

/s/ James Wu

James Wu, Assistant Manager
Environmental Compliance Section

Table 1

Project Budget — Environmental Permitting Support

Air Quality Permit Application

110 MM gal/yr Ethanol Plant                                                                                                                             30-Nov-06

Akron Riverview Corn Processors, LLC

New Facility Permitting Assistance (Akron, IA)

Budget prepared by Air Resource Specialists, Inc.; Fort Collins, CO

Tasks	Project Mgr	Tech Staff	Clerical Staff

AQ Task 1 — Data and Regulatory Review	6	12
AQ Task 2 — Regulatory Agency Consultation	20
AQ Task 3 — Emissions Calculations	8	32
AQ Task 4 — Review Applicable Standards	2	2
AQ Task 5 — Dispersion Modeling	12	48	4
AQ Task 6 — BACT Analysis	24	12
AQ Task 7 — AQRV Analyses	8	12
AQ Task 8 — Permit Application Forms	12	40	12
AQ Task 9 — Agency Questions & Draft Permit	10	24
Management & Administration	8		8

Totals	110	182	24

Labor Summary	Hours	Rate	Budget

Project Manager	110	$120.00	$13,200
Tech Staff	182	$65.00	$11,830
Clerical	24	$40.00	$960

Subtotal	316		$25,990
Preferred Customer Discount (if applicable)			$1,300
Subtotal			$24,691

Computer			$1,896
Communications			$632
Computer Software (Dispersion Modeling) Fee			$495
Digital Terrain Data			$825
Miscellaneous (maps, etc.)			$200
Travel (See below for detail)			$1,155

Estimated Project Budget			$29, 894

Travel Budget	Des Moines

Airfare and/or Mileage	$750
Mileage to DIA & E470 Tolls	$75
Airport Parking	$20
Rental Car & Fuel	$50
Hotel	$80
Per Diem	$75
Subtotal	$1,050
10% Fee	$105
Travel Budget (per meeting)	$1,155

Air Resource Specialists, Inc.

Environmental Compliance Section

Labor Rates and Commercial Terms

Effective June 1, 2005

Labor Categories & Billing Rates  (Labor is billed in 1/4 hour increments)

Expert Witness	$150.00
Senior Consultant/Dept Manager	$120.00
Senior Consultant/Asst Dept Manager	$110.00
Project Engineer/Scientist V	$95.00
Project Engineer/Scientist IV	$85.00
Project Engineer/Scientist III	$75.00
Project Engineer/Scientist II	$65.00
Project Engineer/Scientist I	$55.00
Administrative/Clerical Assistant	$40.00

Preferred Customer Discounts

ARS provides qualified preferred customers with a discount of 5% on labor charges.  Preferred customers are those clients who provide ARS with technical work on a non-competitive basis and who authorize such work within 30 days of receipt of a project budget from ARS.  A minimum work order size may be required to receive the preferred customer discount.  Preferred customer discounts are also provided to clients whose annual labor billings exceed $50,000.  Volume discounts are applied to any labor billings that exceed the qualifying minimum amount.  Client payment on accounts must be current to quality for any discount.

Computer Charges

Computer time for word processing, spreadsheet calculations, computer graphics, etc. is billed at $6.00 per labor hour.  Also, specialized computer work such as dispersion modeling is assessed an additional software fee to cover costs of maintaining these programs.  These fees may vary depending on the particular software program.  Software fees, where applicable, are stated in the proposal and/or project budget.  Software fees are billed only once per project.

Communications Charges

Charges for project communications are billed at $2.00 per labor hour.  This fee covers ARS costs for telephone and fax, e-mail access, in-house photocopies, normal office supplies, and postage.  Upon request, clients may be billed for project communications based on actual expenditures plus a 10% administrative fee.  However, clients who make such a request will be responsible for all labor charges associated with compiling and tracking this information.

Other Direct Costs

Other project reimbursable costs are billed at actual cost plus a 10% fee.  Examples of outside expenses include travel, outside photocopying, maps, topographic and/or meteorological data, overnight shipping, subcontract labor, and other project supplies provided by third parties.

Ambient Air & Meteorological Monitoring Equipment Charges

Capital equipment for air monitoring may be purchased on behalf of client at actual cost plus 10% handling or leased to client for a monthly fee of 10% capital cost (12-month minimum lease).  Leasing fees beyond the 12th month are reduced to 5% of capital cost per month.  Expendable supplies associated with monitoring equipment are billed at actual cost plus a 10% fee.

Warranties

ARS warrants that all work will be performed using the care and diligence equal to or superior to industry standard work practices.  All work is warranted to be free of calculation errors and other similar errors.  ARS will replace any and all defective work at no charge to the client upon notification by the client that such errors exist within 30 days of receipt of such work from ARS.

Insurance

ARS carries standard insurance coverage, including general liability, auto liability, and workman’s compensation.  Upon request, ARS agrees to provide certificates documenting insurance coverage to clients and meet other requests such as naming client as an insured on each policy.  Costs incurred by ARS to meet any client specified insurance requirements will be billed to client.

Limitations on Liability

In all cases, the liability for warranties and other claims against ARS are limited to no greater than the contract value.

Confidential Information

ARS will maintain confidentiality of all project technical information provided by the client during the course of this project.  ARS will not disclose such information to third parties without prior approval of the client.  This confidentiality agreement excludes any information that is disclosed directly by client to other outside parties or becomes public information through no fault of ARS.  The client agrees that ARS may use client’s name and a description of the work, for use in soliciting work from other clients.

Terms of Payment

Terms of payment are Net 30 days.  Unpaid invoices are subject to interest charges at the rate of 1½ % per month on the unpaid balance.  Interest charges are waived for any questioned billings provided that the client provides written notification to ARS challenging the basis for such billings within 30 days of receipt of the invoice.

For further information contact:

D. Howard Gebhart

Manager, Environmental Compliance Section

Air Resource Specialists, Inc.

1901 Sharp Point Drive  Suite E

Fort Collins, CO  80525

Telephone: 970-484-7941  Fax: 970-484-3423

e-mail:  hgebhart@air-resource.com

[Air Resource

Specialists, Inc. logo]

1901 Sharp Point Drive
Suite E
Fort Collins, Colorado 80525
970-484-7941
FAX: 970-484-3423

WORK AUTHORIZATION FORM

Client:	Akron Riverview Corn Processors, LLC
c/o Mr. Steve Roe
4808 F Avenue
Marcus, Iowa 51035

Description:	Air quality permit application for a dry-mill ethanol plant located near Akron, IA.

Budget:	$29,894

Terms:

Time & Materials basis. ARS labor rates and commercial terms dated June 1, 2005 apply (attached). ARS agrees not to exceed the authorized budget without prior approval by Client. ARS will invoice Client monthly for project expenses accrued during the previous month. Invoices are payable in 30 days. Late payment is subject to interest at 1.5 percent per month on the unpaid balance.

Approved by:	AKRON RIVERVIEW CORN PROCESSORS, LLC

	Signature:	/s/ Steven G. Roe

	Title:	General Manager

	Date:	12-6-07